# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Westrock Coffee Company, CIK 0001806347
CUSIP: 96145W103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4009 N. Rodney Parham Road, 4th Floor, Little Rock, Arkansas (AR), 72212
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000807985-22-000021
Filed by CIK 0000807985

## Reporting persons
- Southeastern Asset Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); sole voting power 5,942; shared voting power 4,873,985; sole dispositive power 5,942; shared dispositive power 4,873,985; aggregate amount beneficially owned 4,879,927 (5.2% of the class)
- Longleaf Partners Small-Cap Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,767,743; sole dispositive power 0; shared dispositive power 4,767,743; aggregate amount beneficially owned 4,767,743 (5.1% of the class)
- O. Mason Hawkins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Westrock Coffee Company
Address of issuer's principal executive offices: 4009 N. Rodney Parham Road, 4th Floor, Little Rock, AR 72212

## Item 2. Person Filing
Name of person filing:
(1) Southeastern Asset Management, Inc.
(2) Longleaf Partners Small-Cap Fund c/o Southeastern Asset Management, Inc.
(3) Mr. O. Mason Hawkins
Address of principal business office or, if none, residence:
For all Reporting Persons:
5100 Poplar Avenue, Suite 2450, Memphis, TN 38137
Citizenship:
(1) Southeastern Asset Management, Inc. - Tennessee
(2) Longleaf Partners Small-Cap Fund - Massachusetts
(3) Mr. O. Mason Hawkins - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 4879927
Percent of class: 5.2
Sole power to vote or to direct the vote: 5942
Shared power to vote or to direct the vote:
Shared - 4,873,985
Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:
Longleaf Partners Small-Cap Fund - 4,767,743
Other Shared - 106,242
No Power to Vote - 0
Sole power to dispose or to direct the disposition: 5942
Shared power to dispose or to direct the disposition:
Shared - 4,873,985
Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:
Longleaf Partners Small-Cap Fund - 4,767,743
Other Shared - 106,242
No Power to Vote - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 14, 2025.

Southeastern Asset Management, Inc.
By /s/ Andrew R. McCarroll
Andrew R. McCarroll, General Counsel

Longleaf Partners Small-Cap Fund
By: Southeastern Asset Management, Inc.
/s/ Andrew R. McCarroll
Andrew R. McCarroll, General Counsel

O. Mason Hawkins, Individually
/s/ O. Mason Hawkins

## Signatures
- Southeastern Asset Management, Inc.: /s/ Andrew R. McCarroll, Andrew R. McCarroll, General Counsel (02/14/2025)
- Longleaf Partners Small-Cap Fund: /s/ Andrew R. McCarroll, Andrew R. McCarroll, General Counsel (02/14/2025)
- O. Mason Hawkins: /s/ O. Mason Hawkins, O. Mason Hawkins, Individually (02/14/2025)